File No. 70-9849
70-10067

AMENDMENT TO CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

On June 27, 2003, in accordance with the order of the Securities and Exchange Commission (the "Commission") dated January 16, 2002, Holding Company Act Release No. 27490 and the Order of the Commission dated October 16, 2002, Holding Company Act Release No. 27577, National Grid Transco plc ("National Grid"), formerly National Grid Group plc, submitted its report for the period October 1, 2002 to March 31, 2003 (the "June 2003 Report"). National Grid is filing this amendment to correct certain items contained in the June 2003 Report as detailed by the following:

Common stockholders' funds for National Grid Holdings One plc were understated by $826.9M in Exhibit A-3 to the June 2003 Report (the National Grid Capitalization Table.) The corrected amount is $2,318.2M with total capitalization and the percentage split between Common stockholder's funds and short-term debt for National Grid Holdings One plc revised accordingly.

Common stockholders' funds for National Grid Holdings Ltd (consolidated) were understated by $7.0M in the National Grid Capitalization Table. The corrected amount is $2,126.7M with total capitalization and the percentage split between Common stockholder's funds, long-term debt, short-term debt, and equity minority interests for National Grid Holdings Ltd (consolidated) revised accordingly.

Common stockholders' funds for National Grid (US) Holdings Limited were understated by $319.6M in the National Grid Capitalization Table . The corrected amount is $1,549.9M with total capitalization and the percentage split between Common stockholder's funds and short-term debt for National Grid (US) Holdings Limited revised accordingly.

Common stockholders' funds for National Grid (US) Investments 4 were overstated by $756.5M in the National Grid Capitalization Table. The corrected amount is $1,899.8M with total capitalization and the percentage split between Common stockholder's funds and short-term debt for National Grid (US) Investments 4 revised accordingly.

Common stockholders' funds for National Grid US (Partner) 1 Limited were overstated by $775.40M in the National Grid Capitalization Table. The corrected amount is $3,684.4M.

Common stockholders' funds for National Grid US (Partner) 2 Limited were overstated by $7.9M in the National Grid Capitalization Table. The corrected amount is $37.2M.

Common stockholders' funds for National Grid General Partnership were understated by $143.1M in the National Grid Capitalization Table. The corrected amount is $3,722.4M.

Common stockholders' funds for National Grid Holdings Inc. were overstated by $925.6M in the National Grid Capitalization Table. The corrected amount is $3,577.8M with total capitalization and the percentage split between Common stockholder's funds and short-term debt for National Grid Holdings Inc. revised accordingly.

Investment in FUCO National Grid Holdings Limited were overstated by GBP 1,397,000,000 (USD 2,207,260,000) as a result of inadvertently including guarantees to National Grid Group Finance plc. This overstatement effects Reporting Requirement No. 15 and Items B and C of Reporting Requirement No. 3.

In this amendment a conversion ratio of 1 GBP to 1.58 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

Accordingly, National Grid hereby amends the June 2003 Report as follows:

A. Exhibit A-3 of the June 2003 Report is hereby deleted and is replaced in its entirety by Exhibit A attached hereto.

B. Reporting Requirement No. 3 of the June 2003 Report is hereby deleted and is replaced in its entirety by the following:

Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

Response:

A.
As of March 31, 2003, National Grid's consolidated retained earnings calculated in accordance with US GAAP were GBP 2,263,000,000 (USD 3,575,540,000) - excluding Other Comprehensive loss) (OCI) of GBP (1,175,000,000) (USD (1,856,500,000). Retained earnings, including OCI were GBP 1,088,000,000 (USD 1,719,040,000).

B.
National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2003 was GBP 8,904,364,000 (USD 14,068,895,120). Such aggregate investment is calculated on the basis of cost accounting.

C.
National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 393% as of March 31, 2003. Under the October 2002 Order, National Grid was authorized to invest up to USD 20,000,000,000 in FUCOs. National Grid had USD 5,931,104,800 of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The increase in National Grid's aggregate investment in FUCO's and EWG's reflects the closing of the merger with Lattice Group plc as described in the October 2002 Order; otherwise, no major EWG or FUCO investments were made during the reporting period. As of the prior reporting period ended September 30, 2002, using a conversion ratio at that time of 1 GBP to 1.56 USD, National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 2,020,106,200 (USD 3,151,365,600).

C. Reporting Requirement No. 15 of the June 2003 Report is hereby deleted and is replaced in its entirety by the following:

Reporting Requirement No. 15: A statement of National Grid's "aggregate investment" in FUCO investments (as defined by Rule 53(a)) as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the reporting period.
Response:
As of March 31, 2003, National Grid's aggregate investment in FUCO investments as a percentage of:

A.	Total capitalization:	36%
B.	Net utility plant:	40%
C.	Total consolidated assets:	25%
D.	Market value of common equity:	75%

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to certificate of notification (Commission's File Nos. 70-9849 and 70-10067) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

s/ John G. Cochrane
_______________________________
John G. Cochrane
Authorized Representative

Date: November 10, 2003

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A	Amended Exhibit A-3 National Grid Capitalization Table at March 31, 2003	Filed herewith

Exhibit A
AMENDED EXHIBIT A-3
NATIONAL GRID
CAPITALIZATION TABLE
AT MARCH 31, 2003

	National Grid (consolidated)		National Grid Holdings One plc		National Grid Holdings Ltd (consolidated)		National Grid (US) Holdings Limited		National Grid (US) Investments 4
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	14,893.1	38.3	2,318.2	27.1	2,126.7	29.0	1,549.9	97.7	1,899.8	23.3
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short-term debt	3,215,.3	8.2	6,250.0	72.9	906.9	12.4	36.2	2.3	6,253.4	76.7
Long-term debt	20,631.5	53.1	-	-	4,295.6	58.6	-	-	-	-
Equity minority interests	23.7	0.1	-	-	(0.9)	-	-	-	-	-
Preference stock issued by subsidiaries	116.9	0.3	-	-	-	-	-	-	-	-
Total capitalization	38,880.5	100.0	8,568.2	100.0	7,328.3	100.0	1,586.1	100.0	8,153.2	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership		National Grid Holdings Inc.
	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	3,684.4	100.0	37.2	100.0	3,722.4	100.0	3,577.8	47.4
Preferred stockholders' funds	-	-	-	-	-	-	-	-
Short-term debt	-	-	-	-	-	-	-	-
Long-term debt	-	-	-	-	-	-	3.966.3	52.6
Equity minority interests	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-	-	-
Total capitalization	3,684.4	100.0	37.2	100.0	3,722.4	100.0	7,544.1	100.0

The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.

Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.